

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 13, 2013

<u>Via E-mail</u>
Mr. Stanislav A. Ploshchenko
Senior Vice President - Finance
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow, Russian Federation 125933

> **Re: Mechel OAO**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 1-32328**

Dear Mr. Ploshchenko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2012</u>

<u>Mineral Reserves (ferroalloys), page 125</u>

1.   We note your disclosure indicates your chrome reserves are determined in accordance with JORC and meet the standards of Industry Guide 7. Please note, given the significant differences between JORC and Industry Guide 7, it is not clear to us how you reached your mineral reserve conclusions. Also, please note that we do not typically accept JORC reserves as a basis of DD&A calculations under U.S. GAAP. Please tell us to what extent you are using JORC reserves for your DD&A calculations, including the associated balance sheet amounts. Please be advised that your responses to our mining

engineer's comments below regarding this matter may result in additional comments related to your financial statements.

Liquidity and Capital Resources

Capital Requirements, page 199

2.   We note your disclosure indicates you intend to procure off-balance sheet project-type financing for the development of the Elga coal deposit. Please tell us and expand your disclosures in future filings to fully describe and quantify these arrangements and to explain why they will not be required to be reflected on your balance sheet.

Restrictive Covenants, page 207

3.   We note your disclosure indicates, based on projections, you intend and have the ability to meet your debt covenants during and for the year ending December 31, 2013. Please tell us and expand your disclosures in future filings to fully describe and quantify these projections and to explain the significant assumptions underlying your debt covenant determination. Also, please revise future filings, to disclose and discuss the material uncertainties regarding your debt covenant determination and to address the risks and potential consequences if you are unable to meet future debt covenants.

Critical Accounting Policies and Estimates

Mining assets and processing plant and equipment, page 231

4.   Please expand your disclosure in future filings to state, if true, "[exploration] costs include the costs of identifying and upgrading mineral resources to reserve status"…for mineral projects in the development and production stages.

Long-lived assets impairment, including definite-lived intangibles and goodwill, page 232

5.   We note your disclosures regarding impairments you recorded in 2012. Please tell us and expand your disclosures in future filings to address the following: disclose the amount of any remaining goodwill for each reporting unit where you recorded a goodwill impairment; clarify how you determined only one additional reporting unit had a fair value that was not substantially in excess of its carrying value; disclose the number of reporting unit where you tested long-lived assets for recoverability and clarify how you determined which reporting units to test; disclose the remaining carrying value of the long-lived assets for each reporting unit where you recorded a long-lived asset

impairment; and explain the material uncertainties regarding your impairment analyses and address the risks and potential consequences of future impairments.

Financial Statements

Note 3 – Acquisitions, Investments and Disposals
(a) Cognor Shahlhandel Gmbh, page F-30

6. Please explain to us in detail why the goodwill associated with your acquisition of Cognor was fully impaired after only three months following the acquisition. Please tell us how the purchase price was determined and explain to us what specific factors changed from your initial assumptions and resulted in the complete goodwill impairment.

(c) Donetsk Electrometallurgical Plant, page F-32

7. Please tell us how the purchase price for your acquisition of DEMP was determined and explain to us what specific factors changed from your initial assumptions and resulted in the complete goodwill impairment one year after the acquisition.

Note 8 – Long-Term Investments
(a) Equity Method Investments, page F-43

8. It is not clear to us why the summarized financial information for equity investees is labeled unaudited. Please advise or revise in future filings.

Note 9 – Related Parties

(a) Transactions with Related Metallurgical Plants page F-47

9. We note your related party relationship with Estar Group is based on board representation, management and other arrangements. We further note related party transactions with this Group were a key driver in your net loss for fiscal year 2012. Please explain to us in greater detail the specifics of your associations with Estar Group. Please describe in detail your management role and "other arrangements" and also tell us the names and titles of those from your company who are represented on the board of Estar Group.

10. We note your loan arrangement with Estar Group was entered into in November 2011 and that interests in Estar Group metallurgical plants were provided as collateral. Please explain to us in greater detail the underlying reasons why and how you determined that the value of the collateral was "nil" thirteen months later at December 2012. It is not

clear to us why the metallurgical plants have no value or how their value dropped so significantly in such a short period.

11.   Please tell us and disclose in future filings whether you have taken possession of the assets provided as collateral to the loan arrangement. If not, please explain why.

12.   It appears you provided Estar Group an additional $213 million to purchase Cognor Stahlhandel, Gmbh, an Austrian trading firm in September 2012, and as security deposits to acquire other pledged assets. Your disclosures indicate that Cognor and the assets subject to the security deposits were part of the pledged collateral for your $944 million loan. Please explain to us and disclose in future filings why you paid additional amounts to purchase Cognor and as security deposits, given that Cognor and the assets subject to the security deposits were already pledged as collateral under the loan arrangement. We note the original September 2012 maturity of your loan appears to coincide with the timing of your purchase of Cognor.

13.   Please explain to us in greater detail how you concluded in your VIE analysis that you are not the primary beneficiary of the metallurgical plants.

14.   Please explain to us in greater detail how you concluded that sales to the related metallurgical plants and purchases from them were not in contemplation with each other. Please also explain to us in greater detail how you determined that you functioned as a principal, such that the transactions are recorded on a gross basis in your financial statements. In regard to revenues you recorded by re-selling goods purchased by you to the related metallurgical plants, revenues you recorded by selling products manufactured by you and services rendered by you to the related metallurgical plants, and revenues you recorded by re-selling products manufactured by the related metallurgical plants, please tell us how the related sales and purchase prices were determined and tell us the impact of these transactions on your gross profits during each period presented.

Note 23 – Impairment of Goodwill and Long-Lived Assets, page F-88

15.   Please confirm to us and clarify in future filings that your goodwill impairment analysis included **all** reporting units as disclosed under critical accounting policies.

Note 25 – Commitments and Contingencies, page F-95

16.   We note your disclosures in note 25(f) regarding the contingent payment related to the Drilling Program at the BCG companies. Please more fully explain to us, and disclose in future filings, why you believe the letter you received is deficient, what specific additional information you requested, and when you expect this contingency to be

resolved.

<u>Note 26 – Subsequent Events, page F-99</u>

17.   We note your disclosure that indicates you won an auction to acquire shares of Vanino
        Sea Trade Port OAO in December 2012. We further note you took possession of the
        shares in January 2013 and immediately resold the vast majority of the shares. Please
        explain to us, and disclose in future filings, your business purpose for acquiring the
        shares. In addition, please tell us and disclose in future filings the amount you received
        from the re-sale of the shares and any resulting gain or loss you recorded.

<u>Exhibits</u>

18.   We note that you have entered into multiple credit agreements, including most recently a
        credit facility agreement with VTB Bank for approximately U.S. $1.3 billion. Please file
        any credit agreement that is material to you as an exhibit to your next Exchange Act
        report. See Instruction 1.4 of Instructions to Exhibits on Form 20-F. Please file the full
        copy of any such credit agreement, including all exhibits and schedules.

<u>Engineering Comments</u>

19.   We reviewed your reserve disclosure and noted the absence of the Krasnoyarovsky
        Development Project, quality information (Kcal/kg and % Sulfur) for the
        Yerunakovskaya-1 Development Project, and the Uvatskoye Quartzite Mine reserves.
        Supplementally, please explain these omissions from your reserve statements.

20.   We note IMC Montan (IMC) reviewed your iron and coal assets. Please forward to our
        engineer as supplemental information and not as part of your filing, the review report that
        establishes the legal, technical, and economic feasibility of your materials designated as
        reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the
        Exchange Act. The information requested includes, copies of any pertinent engineering
        or geological reports, and executive summaries of feasibility studies or mine plans which
        include the cash flow analyses. To minimize the transfer of paper, please provide the
        requested information on a CD, formatted as Adobe PDF files and provide the name and
        phone number for a technical person our engineer may call, if he has technical questions
        about your reserves.

        In the event your company desires the return of this supplemental material, please make a
        written request with the letter of transmittal and include a pre-paid, pre-addressed
        shipping label to facilitate the return of the supplemental information. Please note that
        you may request the return of this information pursuant to the provisions of Rule 12b-4 of
        the Exchange Act.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Erin Jaskot at (202) 551-3442, or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief